UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month ended January 31, 2017

Commission File Number 0-28564
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QIAGEN N.V.
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

QIAGEN N.V.

Form 6-K

OTHER INFORMATION

On January 18, 2017, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release with details for completion of a synthetic share repurchase plan that combines a direct capital repayment with a reverse stock split. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer
Date: January 18, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated January 18, 2017

Table of Contents	Exhibit 99.1

QIAGEN announces details for completion of approximately $250 million synthetic share repurchase

Adjustment to capital structure through reduction in number of shares outstanding and direct capital repayment set for completion in January 2017

Venlo, the Netherlands, January 18, 2017 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) (the “Company”) today announced details for completion of a synthetic share repurchase plan that combines a direct capital repayment with a reverse stock split. The capital repayment forms part of a commitment announced in July 2016 to return $300 million to shareholders by the end of 2017.
The synthetic share repurchase, which was announced in August 2016 and approved in October 2016 at an Extraordinary General Meeting of Shareholders, involves an approach used by various large, multinational Dutch companies as an efficient way to provide returns to all shareholders, and to do so in a faster and more efficient way than through a traditional open-market share repurchase program. Following the receipt of shareholder approval for the transaction, the Company observed a two-month creditor objection period as required under Dutch law.
The terms of the synthetic share repurchase are as follows: every 27 issued QIAGEN shares will be consolidated into 26 QIAGEN shares and following the implementation of the consolidation, the Company will issue to its shareholders a capital repayment of $1.04 per pre-split share held by each shareholder (which is equivalent to €0.9752 (*) per pre-split share based on today’s ECB foreign exchange reference rate).
The last day of trading of the pre-split shares on NASDAQ and the Frankfurt Stock Exchange will be Tuesday, January 24, 2017. Beginning on Wednesday, January 25, 2017 the consolidated QIAGEN shares, excluding the entitlement to the capital repayment, will start to trade on the Frankfurt Stock Exchange and on NASDAQ under the Company’s current ticker symbols (QIA and QGEN respectively). In addition, the post-split shares will carry the following new security identifiers:

ISIN    NL0012169213
CUSIP    N72482 123
WKN    A2D KCH

Technical details regarding settlement mechanics
Shareholders holding their QIAGEN shares in brokerage accounts in the United States will have their holdings automatically consolidated in line with the consolidation ratio described above effective as of close of business at 4:00 p.m. EST on Tuesday, January 24, 2017 (the “Effective Date”). The capital repayment will be made via Depository Trust Company to the respective brokerage accounts of the shareholders on or about Thursday, January 26, 2017. Unsettled market trades as of the Effective Date will be reconciled by Depository Trust Company and settled in line with market practice.
For shareholders who hold their QIAGEN shares in Germany and elsewhere in Europe directly or indirectly via Clearstream Banking AG, these holdings are expected to be consolidated through their banks, broker and custodians as of close of business CET on Thursday, January 26, 2017. The payment date for these shareholders is expected to be Tuesday, January 31, 2017.

Shareholders holding their QIAGEN shares in registered form directly at American Stock Transfer and Trust Company (“AST”) as of the Effective Date will receive instructions through AST with regard to the process to surrender of their outstanding share certificates and the capital repayment.
Shareholders are advised to consult with their bank or broker with any questions on the share repurchase and capital repayment. Shareholders with questions about their tax status are advised to consult with their local tax advisor.
(*) As the par-value of the QIAGEN shares is denominated in Euros, also the amount of the capital decrease and repayment in the respective notarial deeds will be denominated in Euros. The payment, however, will be effected in USD.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of September 30, 2016, QIAGEN employed approximately 4,700 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, collaborations markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

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Contacts:

QIAGEN

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com